December 11, 2006

BY EDGAR AND BY HAND

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Andrew Schoeffler

Re:	Olin Corporation
Registration Statement on Form S-4
File No. 333-138238
Filed October 26, 2006

Dear Mr. Schoeffler:

Set forth below are the responses of Olin Corporation (the “Company”) to the comment letter of the staff (the “Staff”) dated November 22, 2006, with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 26, 2006. We are also furnishing supplementally certain information requested in the comment letter.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. The page numbers in the bold headings refer to pages in the Registration Statement filed on October 26, 2006. The page numbers in the responses of the Company refer to pages in the Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

We are sending you by messenger hard copies of Amendment No. 1 (clean and marked) and the supplemental information you requested.

Registration Statement on Form S-4

General

1.	It appears that you may be relying on the position the staff took in Exxon Capital Holdings Corporation (May 13, 1988) and subsequent related no-action letters. Please provide us with a supplemental letter indicating that you are registering your exchange offer in reliance on our position contained in these letters and also include the representations contained in Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993).

The Company hereby confirms that it is registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters.

The Company represents that it has not entered into any arrangement or understanding with any person to distribute the exchange notes and, to the best of the Company’s knowledge and belief, each person participating in the exchange offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes. The Company further represents that no broker-dealer has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the exchange notes.

The Company has stated on page 33 of the initial filing on Form S-4 that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities and who receives exchange notes in exchange for such original notes pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such exchange notes. As noted on page 33 of the initial filing on Form S-4, the Company has included in the letter of transmittal (filed as Exhibit 99.1 to the initial filing on Form S-4), and will include in the final documentation, a provision indicating that if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of the exchange notes received in respect of such original notes pursuant to the exchange offer.

Cover Page of Registration Statement

2.	We note that you state that your SIC code is 2812 and that you may include the SIC code you believe describes your company’s business. Our internal sources have assigned the SIC code of 3350. Please advise or revise accordingly.

The Company acknowledges the Staff’s comment. The Company reports three business segments, including a metals segment which is our largest by revenue. In response to the comment, we have changed our SIC code to 3350 (Rolling, Drawing, and Extruding of Nonferrous Metals).

Cover Page of Prospectus

3.	As currently represented, your exchange offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following the commencement of your exchange offer. See Question and Answer 8 set forth in SEC Release 34-16623 (March 5, 1980). Please supplementally confirm that your exchange offer will be open at least through midnight on the 20th business day. See Rule 14d-l(g)(3) of the Exchange Act.

We hereby advise the Staff that the exchange offer will be open at least through midnight on the 20th business day following the commencement of the exchange offer.

Where You Can Find More Information, page ii

4.	Please disclose the information required by the third and fourth sentences of the second paragraph of Item 2 of Form S-4.

Revisions have been made to page iii of the Amendment in response to the Staff’s comment.

5.	Please incorporate by reference your 9/30/06 Form 10-Q. See Rule 3-12 of Regulation S-X.

Revisions have been made to page iii of the Amendment in response to the Staff’s comment.

Forward-Looking Statements, page iii

6.	Please delete the reference to the Private Securities Litigation Reform Act of 1995. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer. Please either delete the safe harbors reference or state that the safe harbor does not apply to those statements made in connection with your exchange offer. See Sections 27A(b)(2)(C) of the Securities Act and Sections 21E(b)(2)(C) of the Exchange Act.

The reference to the Private Securities Litigation Reform Act of 1995 has been deleted.

7.	We note the statement in the fourth sentence of the fourth paragraph regarding “subsequent” written and oral forward-looking statements. Please remove this statement, as your disclaimer must accompany the forward-looking statements. Please refer to Rule 27A(c)(1)(A) under the Securities Act.

The fourth sentence has been deleted.

Summary of the Terms of the Exchange Offer, page 2

8.	Please briefly disclose the material terms of the registration rights agreement.

A description of the material terms has been added to page 2.

Risk Factors, page 6

9.	Please address as a risk factor the requirements under the registration rights agreement related to the Original Notes, including requirements related to both initial registration and any ongoing requirements subsequent to initial registration. Please be sure to address penalties for failure to comply as well.

The Company does not believe an additional risk factor is necessary or appropriate. After completion of the exchange offer, the Company does not believe it will have any remaining material obligations under the registration rights agreement.

Sensitivity to Global Economic Conditions..., page 6

10.	We note the disclosure in the sixth and seventh sentences of the first paragraph. This disclosure appears to be mitigating disclosure, which is not appropriate in risk factor disclosure. Please advise or revise accordingly. Please also comply with this comment with respect to the first paragraph of the risk factor entitled “Cyclical Pricing Pressure...” on page 6 and with respect to the fourth sentence of the risk factor entitled `”Litigation and Claims...” on page 9.

1. Sensitivity to Global Economic Conditions

The seventh sentence in the first paragraph has been deleted. However, the Company believes that the sixth sentence does not describe a mitigating factor but merely gives substance and context to the risk by citing historical facts that demonstrate the actual risk to the Company, namely that the Company’s results are affected by the cyclicality of supply and demand.

2. Cyclical Pricing Pressure

For similar reasons, the Company does not believe the description of the historical pricing cycles is a mitigating factor. The first paragraph merely cites historical facts as to the changes in pricing during the cycles of fluctuating supply and demand. The statement regarding the 2005/2006 period is not a mitigating factor but instead is a negative factor, namely that the cycle may have peaked and the industry may be headed into a downturn.

3. Litigation

The fourth sentence has been deleted.

11.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or any offering.” We note that the risks described in the second and third paragraphs of this risk factor could apply to nearly any issuer. Please revise to clearly explain how the risks specifically apply to your company. Please also comply with this comment with respect to the risk factors entitled “Competition...” on page 9 and “Changes in Laws and Regulations...” on page 11.

1. Sensitivity to Global Economic Conditions

The third paragraph has been deleted. However the Company believes the second paragraph provides important information to the investor. Although the Company sells its products primarily in the U.S., an investor will not necessarily understand to what extent our business is dependent on overseas markets.

2. Competition

The Company has deleted this risk factor.

3. Changes in Laws and Regulations

The Company has deleted this risk factor.

Pension Plans..., page 8

12.	We note the statement in the last sentence of the second paragraph. We also note that it appears that the President signed this legislation in August 2006. Please revise accordingly and discuss the impact of this new legislation.

The Company has revised this risk factor on page 9.

Environmental Costs..., page 8

13.	Please quantify, to the extent practicable, your environmental-related costs. For example, disclose these costs for your last fiscal year.

The Company’s 10-K contains a very detailed description of costs incurred with respect to environmental matters. The Company has revised this risk factor on page 10 by cross reference to this more detailed description.

Production Hazards, page 9

14.	Please quantify, to the extent practicable, the costs associated with the incidents referenced in the third sentence.

The Company does not believe it would be material to an investor to describe the Company’s historical costs because they have not had a material effect on the Company. However, the Company historically has disclosed these events when they have made a substantial impact on its business or results.

Debt Service..., page 10

15.	Please quantify your annual debt service costs and the impact of an interest rate change on these costs. For example, what would be the impact of a one percent increase in your interest rates?

The Company has revised this risk factor on page 11 and included cross references to more detailed descriptions of its annual interest expense contained in its most recent 10-Q and its annual debt service requirements contained in its 2005 10-K.

Tax Audits..., page 10

16.	The disclosure in this risk factor does not appear to address the risk described in this subheading. In this regard, we note that this disclosure only discusses your recent settlement of outstanding audit claims, which itself does not appear to be material, and does not discuss ongoing tax audits that may result in additional tax payments. Please revise accordingly.

Given the settlement with the IRS, this risk factor has been deleted.

Risk Factors Relating to the New Notes and the Exchange Offer, page 11

17.	Please add risk factor disclosure regarding the following:

•	The priority of the new notes and its impact on repayment, including the fact that the obligations are not secured.

•	The restrictive covenants in the indenture.

•	The fact that investors may not be able to determine when a change of control giving rise to their right to have the exchange notes repurchased by the company has occurred following a sale of “substantially all” of your assets. In this regard, we note the disclosure in the last paragraph under the heading “Change of Control Repurchase Event” on page 25.

The Company has added additional risk factors beginning on page 12 .

Use of Proceeds, page 11,

18.	Please disclose with quantification how the proceeds from the Original Notes were used and/or will be used.

The Company has added additional disclosure on page 13 in response to this comment.

The Exchange Offer, page 12

19.	Please apply, to the extent applicable, the comments on this section set forth below to the section entitled “Summary of the Terms of the Exchange Offer” beginning on page 2 and to Exhibit 99.1.

We have made conforming changes throughout.

Terms of the Exchange, page 13

20.	We note your disclosure in the first paragraph that you will issue the new notes on the “earliest practicable date” following the exchange date. Rule I4e-1(c) under the Exchange Act requires that you exchange the notes “promptly” upon expiration of your exchange offer. Please revise accordingly. Please also comply with this comment in the sixth paragraph of this section and in the third to last paragraph under the heading “Procedures For Tendering” on page 15.

The Company has changed the disclosure in each place as requested.

Expiration Date; Extensions; Amendments, page 14

21.	We note that you reserve the right to “delay accepting any Original Notes.” Please clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of your exchange offer, so state.

The Company has modified the disclosure to eliminate the reference to “delay”.

22.	Please advise us as to how notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d) under the Exchange Act.

The Company has modified the disclosure to clarify that a public announcement would be made by appropriate press release.

23.	We note your reference in the last paragraph regarding Rule 14e-1(c) under the Exchange Act. Please explain the requirements of this rule rather than referring readers to the rule itself.

The reference to Rule 14e-1(c) has been deleted as the paragraph already says that the Company will take the action promptly.

Conditions to the Exchange Offer, page 14

24.	We note the disclosure in the third sentence of the second paragraph. You state that the failure to assert any condition will not mean that you have waived your right to do so. Please be advised that you may not implicitly waive a condition to your exchange offer by failing to assert it. If you chose to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform your security holders of the waiver. Please confirm your understanding supplementally.

The Company confirms that this is its understanding.

Procedures For Tendering, page 15

25.	We note the disclosure in the third sentence of the third to last paragraph. Please explain the circumstances under which you would treat a noteholder differently from other noteholders. Please be advised that any waivers of conditions must apply equally to all noteholders.

The Company understands that conditions and waivers of conditions must apply equally to all noteholders. The Company would treat a noteholder differently from other noteholders only if there were factual differences between the two.

Withdrawal of Tenders, page 17

26.	We note the disclosure in the third sentence of the last paragraph. Please revise to state that you will return the old notes promptly following the expiration or termination of your exchange offer, as applicable. See Rule 14e-l(c) under the Exchange Act.

The requested change has been made on page 19.

Governing Law, page 28

27.	We note that the Indenture and the Notes will be governed by New York law. However, it appears that the terms Indenture and Notes includes the original notes and the original and supplemental indentures. As such, it would appear that these instruments are currently governed by New York law. Please revise accordingly.

The Company has modified the disclosure on page 29.

Depository Procedures, page 28

28.	We note the disclosure in the first paragraph. Please be advised that you are responsible for the entire content of your prospectus and you cannot include language that may be interpreted as a disclaimer of that information. Please revise accordingly.

The Company understands that it is responsible for the content of its prospectus, and the Company is not trying to disclaim the information. The language in the first sentence has been revised accordingly on page 30. However, the Company has retained the language that states that the Company is not responsible for DTC’s procedures, which is a factual statement.

Description of the Notes, page 19 General, page 19

29.	We note the disclosure in the first sentence of the second paragraph and have the following comments:

•	Please revise to clarify that this section summarizes the material terms of the indenture, and not merely “certain provisions.”

•	We note your statement that the summary is not complete. A summary by its nature is not complete. Your statement suggests that you may not have summarized the material provisions. Please revise accordingly.

The Company has revised the first sentence to indicate that the summary is a summary of the material provisions of the Indenture.

Legal Matters, page 33

30.	Please briefly explain the “certain legal matters” that Cravath, Swaine & Moore will pass upon.

The Company has revised the description on page 34 to refer to the validity of the new notes.

Part II - Information Not Required In Prospectus

Item 22. Undertakings

31.	Please provide the undertakings set forth in Item 512(a) of Regulation S-K.

The Company has added the requested undertaking on page II-2.

Exhibit 5.1

32.	We note the statement opinion 2 that counsel assumes that the New Notes have been duly authorized. Please have counsel revise to explain that it is relying on the opinion of outside counsel. In this regard, we note the legal opinion filed as Exhibit 5.1(a) to your registration statement.

We have enclosed herewith a modified opinion that we would intend to refile as Exhibit 5.1 in a subsequent amendment. This opinion has been modified to indicate that counsel is relying on Virginia counsel for various matters of Virginia law.

Exhibit 25.1

33.	We note that you incorporate by reference the Form T-1 filed as Exhibit 25.1 to your registration statement. In addition, we note that the Form T-1 incorporates by reference Exhibits 1, 2, 4 and 6. Please note that you may not incorporate by reference a document that is itself incorporated by reference from another filing. Please revise accordingly.

The Company has added Form T-1 as Exhibit 25.1 to the registration statement.

Form 10-K for the year ended December 31, 2005 General

34.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of any comment specifically requesting an amendment, these revisions should be included in your future filings.

The comment is noted, and our individual responses are set forth below.

Item 6 - Selected Financial Data, page 18

35.	Working capital is typically defined as current assets less current liabilities. Please revise the title you use accordingly. A title such as working capital, excluding cash and cash equivalents and short-term investments may be one option to consider.

In future Form 10-K filings, the Company will revise the line item title in the Eleven-Year Summary table as follows and will eliminate prior footnote (1) of the table:

“Working Capital, excluding Cash and Cash Equivalents and Short-Term Investments”

Financial Statements

Consolidated Statements of Cash Flows, page 47

36.	Please begin with net income (loss) when reconciling to net operating activities. See paragraphs 28 and 29 of SFAS 95.

In future filings, the Company will revise the Consolidated Statements of Cash Flows to begin with Net Income (Loss) instead of Income (Loss) from Continuing Operations and Cumulative Effect of Accounting Change. In addition, the Company’s Form 10-K for the year ended December 31, 2006 will include the following paragraph in the Accounting Policies, Basis of Presentation section:

“The 2005 and 2004 Consolidated Statements of Cash Flows have been revised to reconcile Net Income (Loss) to Net Operating Activities. Previously, Income (Loss) from Continuing Operations and Cumulative Effect of Accounting Change was reconciled to Net Operating Activities.”

37.	Please confirm that all cash flows related to discontinued operations during each of the years presented are related solely to operating activities and none are investing or financing activities. Otherwise, please amend your statements of cash flows accordingly to clearly identify these investing and/or financing cash flows as well. For example, we assume that you would have cash inflows from investing activities related to discontinued operations related to the cash proceeds you received upon selling Olin Aegis to HCC Industries in 2004. Please refer to the AICPA’s Center for Public Company Audit Firms Alerts #90 and #98.

The Company’s Consolidated Statement of Cash Flows Investing Activities includes a separate line item entitled Proceeds from Sale of a Business and an Insurance Investment totaling $19.7 million in 2004, which includes the $17.1 million proceeds from the sale of Olin Aegis to HCC Industries in 2004. The proceeds from the sale of the discontinued operation are disclosed separately in the financial statement footnote – Discontinued Operations. The Company believes that including the proceeds from the discontinued operation with the proceeds from an insurance investment on the Consolidated Statement of Cash Flows and separately disclosing the proceeds from the discontinued operation in a footnote is adequate disclosure.

The discontinued operation had no financing activities. The remaining Investing Activities for the discontinued operation were capital expenditures of $0.05 million and $0.3 million in 2004 and 2003, respectively. The Company believes these amounts are not considered material for additional or separate disclosure.

38.	Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

The Company’s foreign denominated cash balances were $3.1 million, $4.7 million, and $4.3 million at December 31, 2005, 2004, and 2003, respectively, which were 1%, 3% and 2%, respectively, of the Company’s cash and cash equivalent balances. The effect of exchange rate changes on cash and cash equivalents was $(0.1) million, $(0.1) million, and $0.1 million for 2005, 2004, and 2003, respectively. The Company believes these amounts are not considered material for additional or separate disclosure.

Accounting Policies, page 48

39.	Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administration expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and administration expenses.

The Company’s cost of goods sold includes the costs of inventory sold, related purchasing, distribution and warehousing costs, costs incurred for shipping and handling, and environmental remediation costs. Selling and administrative expense includes personnel costs associated with sales, marketing and administration, legal and legal-related costs, consulting and professional services fees, advertising expenses, and other similar costs. Selling and administration expense does not include distribution or warehousing costs. The costs included in the Company’s expense lines are not unusual and represent typical types of expenses that registrants include in those categories. The Company believes that no additional disclosure regarding the nature of the costs included in cost of goods sold or selling and administrative expense should be included in future filings.

Asset Retirement Obligations, page 49

40.	Please present a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations, showing separately the changes attributable to liabilities incurred in the current period, liabilities settled in the current period, accretion expense, and any revisions in estimated cash flows. See paragraph 22(c) of SFAS 143.

In future Form 10-K filings, the Company will include a table in the following format in the Accounting Policies, Asset Retirement Obligations section to reconcile and disclose the activity in the asset retirement obligation balance including liabilities incurred, liabilities settled, accretion expense, and any revision in estimated cash flows.

“Balance as of December 31, 2004

Accretion

Spending

Adjustments

  Balance as of December 31, 2005

Accretion

Spending

Adjustments

  Balance as of December 31, 2006”

The Company will continue to discuss in a separate paragraph the factors resulting in the adjustments to the amounts presented.

Item 9A - Controls and Procedures, page 74

41.	Please enhance your disclosure to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to he disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In future Form 10-K filings, the Company will change the first paragraph of Item 9A—Controls and Procedures as follows:

“Our chief executive officer and our chief financial officer evaluated the effectiveness of our disclosure controls and procedures as of [balance sheet date]. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information Olin is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed by Olin in such reports is accumulated and communicated to Olin’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.”

Form 10-Q for the quarter ended September 30, 2006

General

42.	Please address the above comments in your interim filings as well.

The comment is noted, and the Company’s future interim filings will contain analogous applicable changes.

*  *  *  *  *  *  *  *  *

Please do not hesitate to contact our attorneys at Cravath, Swaine & Moore LLP, specifically Kris F. Heinzelman (212) 474-1336 or Jack Curtis (212) 474-1244, if you have any questions regarding this submission.

Sincerely,

/S/ GEORGE H. PAIN

George H. Pain

Vice President, General Counsel and Secretary